ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:     Anuja A. Majmudar

    Laura Nicholson

Re:	Dragoneer Growth Opportunities Corp. III

Amendment No. 1 to Registration Statement on Form S-1

Filed March 9, 2021

File No. 333-253796

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Corp. III (formerly known as Dragoneer Growth Opportunities Alpha Corp.) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”), which reflects revisions to the above-referenced Amendment No. 1 to Registration Statement on Form S-1, filed with the Commission on March 9, 2021. The Registration Statement has been revised in response to the comment letter addressed to the Company dated March 17, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

The Staff’s comment, as reflected in the Comment Letter, is reproduced in italics below, and the response of the Company is shown below the comment.

Amendment No. 1 to Registration Statement on Form S-1 Filed March 9, 2021

Management

Conflicts of Interest, page 123

1.

We note your revised disclosure on page 128 that you have entered into a letter agreement that provides that you will indemnify your sponsor, its members and managers and their respective affiliates and control persons from any claims made by any party in respect of any investment opportunities source by them or any liability arising with respect to their activities in connection with your affairs, this offering or any business combination or services rendered to the Company or its affiliates, and that you will advance any expenses incurred in connection with any such claims. Please discuss this agreement in your Summary section.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 596-9575.

Very truly yours,

By:	/s/ Christopher J. Capuzzi
Name:	Christopher J. Capuzzi
Title:	Partner

cc:	Marc Stad (Dragoneer Growth Opportunities Corp. III)